Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a communication from Gas Natural SDG, S.A. related to an editorial and an article contained in Gas Natural SDG’s internal magazine, distributed to its employees, in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

2

This is an English translation of an Editorial from Gas Natural’s internal magazine.

In case of discrepancies the Spanish version will prevail

Editorial 03

A VERY INTENSE QUARTER

Last September marked the beginning of a new course, which, on this occasion, has been particularly intense for everyone, with the announcement of the Tender Offer (OPA) for 100% of the share capital of Endesa, which Gas Natural SDG S.A. (“Gas Natural”) launched on September 5.

In the three months since the tender offer was launched, the press has published hundreds of pages in relation to this major transaction, which has the goal of forming the third largest energy utility company in the world based in Spain, with more than 30 million customers in 11 countries.

The transaction has progressed in accordance with the programmed schedule, with the authorization given by the Spanish National Energy Commission (Comisión Nacional de Energía) (CNE) clearing the way for the transaction to continue; the filing for approval of the transaction with the Spanish Antitrust Court (Tribunal de Defensa de la Competencia); and the decision of the European Commission to decline to analyze the transaction due to lack of a community dimension, as Gas Natural has maintained since the beginning of the process.

We continue to believe that this transaction, one of the most important in the history of the economy of Spain and Europe, deserves calm discussion, without nervousness and without politization, as befits a modern and developed economy poised to take advantage of all economic growth opportunities.

As I mentioned when the tender offer was launched, and am reaffirming today, I am convinced that this transaction benefits not only Gas Natural’s shareholders but also Endesa’s shareholders, as well as consumers, who will benefit from the savings achieved with the integration, employees of the two companies, small and medium-sized companies in Spain, which will have a new economic pillar to support them in their investments abroad, and, finally, Spain.

I would especially like to mention that I and the entire executive management team of Gas Natural are particularly grateful of the employees of Gas Natural who, during this period, have also been capable of continuing the development of the growth strategy initiated several years ago by Gas Natural, without the tender offer interfering in the normal activity of the company.

In particular I would like to point out that in this last quarter of 2005, the Gas Natural Group has surpassed ten million customers and has synchronized the combined cycle plant in Cartagena to the national electricity network, which will be one of the major facilities of this kind in Spain.

Lastly, and given this time of year, allow me to wish you and your families Happy Holidays.

Salvador Gabarro

Chairman of the Gas Natural Group

This is an English translation of an article contained in

Gas Natural’s internal magazine distributed to its employees.

In case of discrepancies the Spanish version will prevail.

Tender Offer of Endesa

The CNE Authorization and the European Commission Decision Allow the Transaction to Continue on Schedule.

The decision of the Spanish National Energy Commission (Comisión Nacional de Energía) (CNE) to authorize the tender offer of Endesa shares, launched by Gas Natural SDG S.A., asserting that it does not affect the regulated activities, as well as the resolution of the European Commission that approval of the transaction rests with the Spanish Government, as Gas Natural has consistently maintained, allow the transaction to go forward in accordance with the schedule announced on September 5.

The next steps in the authorization process will be the decision of the Antitrust Court (Tribunal de Defensa de la Competencia), which is expected to be issued at the beginning of January, and the definitive decision of the Council of Spanish Ministers (Consejo de Ministros), which should be announced in February.

Once the governmental authorities have announced their decisions, the CNE will take the floor, since it is responsible for authorizing the Spanish prospectus (Folleto de la Operación) submitted by Gas Natural.

Following the publication of the prospectus, Endesa shareholders will have a period of two months to decide whether they will accept the offer made by Gas Natural, which would enable the transaction to be concluded in the Spring of 2006.

Major features of the transaction

On September 5, 2005, Gas Natural announced the tender offer for Endesa shares to the Spanish National Securities Exchange Commission (Comisión Nacional del Mercado de Valores) (CNMV) and other competent authorities, as well as to the press. As the Chairman, Salvador Gabarro, and the Chief Executive Officer, Rafael Villaseca, explained during the presentation of the tender offer, “this transaction is in line with similar movements underway in Europe, and will help to create an integrated gas and electricity management company with a solid investment commitment aimed at strengthening the quality of services and securing supply for all customers.”

The Chairman and the Chief Executive Officer also pointed out that “the new company will be the third largest private utility company in the world by number of customers, and the largest gas and electricity company in Spain and Latin America, with 16 million customers in Europe and more than 30 million around the world.”

Planned investments by the resulting company in the 2006-2009 period will amount to up to €17.0 billion, of which more than 60% is expected to be earmarked for investments in power generation and distribution in Spain, with particular emphasis on assuring service quality in the regulated business and the development of joint opportunities in gas and electricity.

Another aspect that was emphasized by the Chairman and the Chief Executive Officer is that “the design of the entire transaction depends on entire team of professionals of Gas Natural and Endesa professional working teams to achieve the strategic goals of the new group and to ensure that services will be adequately rendered to more than thirty million customers.”

Details of the offer

The proposed tender offer launched by Gas Natural consists of an exchange of stock and cash payment in the proportion of 65.5% and 34.5%, respectively. Taking into consideration closing prices on September 2, 2005, the offer consideration (in shares and cash) is equivalent to a valuation of €21.30 per share of Endesa, representing a premium of 14.8% over the closing price of Endesa shares on that date, and a premium of 19.4% over the average price of Endesa shares in the last six months.

The Endesa shareholders that accept the offer will receive a consideration of €7.34 in cash and 0.569 newly issued shares of Gas Natural for each Endesa share.

Agreement with Iberdrola

At the same time as the tender offer was launched, Gas Natural and Iberdrola executed an agreement for the purchase of certain assets of the combined company after the acquisition of Endesa by Gas Natural. The agreement is subject to the success of the tender offer and governmental authorization.

The assets subject to the sale include electricity generation plants in Spain and Europe, certain electricity distribution systems in Spain, and certain gas distribution areas that include 1.25 million customers in geographic areas of Spain where Iberdrola carries out its activity.

The transaction will be at market prices, to be determined by various well-known investment banks.

Notice to employees, media, investors and consumers

On the day the company submitted the tender offer to the CNMV, the Chairman of Gas Natural, Salvador Gabarró, sent a letter to all company employees explaining this major project.

The day after the tender offer was launched, the Chairman and the Chief Executive Officer held a press conference to explain the details of the transaction to the public.

Just a few hours later, Salvador Gabarro (Chairman) and Rafael Villaseca (Chief Executive Officer) explained to the company’s management team the advantages of the transaction in a meeting transmitted by video conference, pointing out that “it will require the efforts of each person currently in the Gas Natural Group and Endesa Group”, emphasizing the professional opportunities that being part of a group of more than 30,000 workers could bring, given that is expected to invest more than €17.0 billion during the 2006-2009 period.

The day after the transaction was explained to the press, the Chairman and the Chief Executive Officer of Gas Natural met with the company’s union representatives to discuss the details of the transaction.

Moreover, the Chief Executive Officer, Rafael Villaseca, together with several officers of the company, went on a “road show” through the major cities of Europe and North America to explain the tender offer for Endesa to international investment funds.

The Chairman of Gas Natural, Salvador Gabarro, also traveled to Chile to explain the transaction to the president, Ricardo Lagos, as well as to key representatives of the Chilean political and business world.

Also, since the tender offer was launched, the Chairman of Gas Natural has met with the presidents of most of the Spanish Autonomous Communities to personally discuss the transaction, while other company officers have likewise met with representatives of consumer associations and other organizations and institutions.

In short, during the three months since the tender offer was launched, Gas Natural has made great communications efforts to explain the transaction and will continue to do so during the coming months.